UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 01, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 02 March 2015
Exhibit No. 2	Publication of Final Terms dated 02 March 2015
Exhibit No. 3	Publication of Supplementary Prospectus dated 05 March 2015
Exhibit No. 4	Publication of Supplementary Prospectus dated 05 March 2015
Exhibit No. 5	Director/PDMR Shareholding dated 10 March 2015
Exhibit No. 6	Holding(s) in Company dated 11 March 2015
Exhibit No. 7	Amendment to Final Terms dated 19 March 2015
Exhibit No. 8	Publication of Prospectus dated 23 March 2015
Exhibit No. 9	Anthony Jenkins to speak at investor conference dated 24 March 2015
Exhibit No. 10	Amendment to Final Terms dated 25 March 2015
Exhibit No. 11	Publication of Drawdown Prospectus dated 27 March 2015
Exhibit No. 12	Notice of final issue size dated 27 March 2015
Exhibit No. 13	Director/PDMR Shareholding dated 30 March 2015

Exhibit No. 1

2 March 2015
Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 27 February 2015, Barclays PLC's issued share capital consists of 16,502,346,024 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,502,346,024) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 3 March 2015 relating to GBP 2,000,000 Warrant Linked Securities due April 2021 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1167115598) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2015/3Mar/IXS1167115598_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 3

Publication of Supplement

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

COMBINED SUPPLEMENT 10/2015 dated 2 March 2015 (the "Supplement") to the following registration document (the "Registration Document") and base prospectuses (each a "Base Prospectus"and together, the "Base Prospectuses"):

1) Registration Document;
2) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus;
3) GSSP Base Prospectus 2;
4) GSSP Base Prospectus 5; and
5) iPath® Commodity Index Linked Exchange Traded Notes Base Prospectus.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/Supplement_No10_dated_2March2015_UKLA_approved.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement or any Base Prospectus or Registration Document to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS OR REGISTRATION DOCUMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS OR REGISTRATION DOCUMENT CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus or Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus or Registration Document) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus or Registration Document you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or Registration Document or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus or Registration Document you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus or Registration Document and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus or Registration Document to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus or Registration Document, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 4

Publication of Supplement

The following supplementary prospectus has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

COMBINED SUPPLEMENT 10/2015 dated 2 March 2015 (the "Supplement") to the following prospectuses (each a "Prospectus" and together, the "Prospectuses"):

1) GSSP Base Prospectus 6;
2) GSSP Base Prospectus 9;
3) GSSP Base Prospectus 11.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/Supplement_No10_dated_2March2015_CSSF_approved.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 5

10 March 2015
Barclays PLC
("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

On 9 March 2015 the following ordinary shares in Barclays PLC ("the Company") were purchased on the London Stock Exchange on behalf of the Chairman and the non-executive Directors of the Company. These purchases arise from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	PRICE PER SHARE	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION	TOTAL NON-BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION
Mike Ashley	3,554	£2.628851	21,095	-
Tim Breedon	3,605	£2.628851	16,812	-
Diane de Saint Victor	5,237	£2.628851	18,151	-
Crawford Gillies	3,517	£2.628851	55,627	-
Reuben Jeffery1	5,291	£2.628851	181,521	-
Wendy Lucas-Bull	3,875	£2.628851	12,240	-
John McFarlane	1,015	£2.628851	1,015
Dambisa Moyo	3,836	£2.628851	38,444	-
Sir Michael Rake	4,004	£2.628851	72,466	-
Sir John Sunderland	4,043	£2.628851	139,081	-
Steve Thieke2	4,001	£2.628851	20,393	-
Frits van Paasschen3	3,896	£2.628851	14,431	-
Sir David Walker	11,309	£2.628851	150,060	-

1 Reuben Jeffery's beneficial interest comprises 31,503 American Depositary Shares and 55,509 Ordinary Shares in Barclays PLC

² Steve Thieke's beneficial interest comprises 3,000 American Depositary Shares and 8,393 Ordinary Shares in Barclays PLC

3 Frits van Paasschen's beneficial interest comprises 641 American Depositary Shares and 11,867 Ordinary Shares in Barclays PLC

4 Each American Depositary Share represents four ordinary shares

Exhibit No. 6

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays plc
2 Reason for the notification:
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached:	9 March 2015
6. Date on which issuer notified:	10 March 2015
7. Threshold(s) that is/are crossed or reached:	Above 6%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares (ISIN: GB0031348658)	981,998,574	981,998,574			999,498,574		6.057%
ADRs (ISIN: US06738E2046)	500	2,000			2,000		0.000%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
999,500,574			6.057%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Laura Martin
15. Contact telephone number:	020 7116 2909

Schedule A

As of 9 March 2015

Barclays PLC

The Capital Group Companies, Inc. ("CG") holdings	Numbers of Shares	Percent of Outstanding
	999,500,574	6.057%
Holdings by CG Management Companies and Funds:
- Capital Guardian Trust Company	2,000	0.000%
- Capital Research and Management Company o EuroPacific Growth Fund	999,498,574	6.057%

Exhibit No. 7

FROM: BARCLAYS BANK PLC, OF 5 THE NORTH COLONNADE, CANARY WHARF, LONDON E14 4BB ("BARCLAYS")

TO: TO HOLDERS OF EUR 12,500,000 FLOATING RATE NOTES DUE FEBRUARY 2016 (THE "SECURITIES") ISSUED PURSUANT TO THE BARCLAYS BANK PLC GLOBAL STRUCTURED SECURITIES PROGRAMME BASE PROSPECTUS DATED 5 AUGUST 2009 (THE "BASE PROSPECTUS") (ISIN CODE: XS0486298812/ COMMON CODE: 048629881)

Notice

This notice to holders of the Securities relates to the amended final terms dated 10 March 2015 (the "Amended Final Terms"), replacing the original final terms dated 16 February 2010 (the "Original Final Terms").

Pursuant to Condition 20.1 of the Base Conditions, the following provision has been amended in the Amended Final Terms to cure a defective provision.

In Part A, paragraph 20(i) Minimum Interest Rate, "N/A" has been deleted and "2.30 per cent." has been inserted in its place.

In Part A, paragraph 20(ii) Maximum Interest Rate, "2.30 per cent" has been deleted and "N/A" has been inserted in its place.

In all other respects, the Conditions of the Securities will remain in full effect.

Capitalised terms used but not otherwise defined herein shall have the meanings given to them in the Amended Final Terms, as read in conjunction with the Base Prospectus.

The date of this notice is 10 March 2015.

Barclays Bank PLC

Exhibit No. 8

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 3 dated 23 March 2015 to the Base Prospectus dated 13 August 2014 for the £60,000,000,000 Debt Issuance Programme of Barclays PLC and Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/2164I_1-2015-3-23.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act, a "U.S. Person"); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not a U.S. Person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement, electronically or otherwise, to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 9

24 March 2015
Barclays PLC

Antony Jenkins speaking at an investor conference in London

Antony Jenkins, Barclays Group Chief Executive, is speaking today at the Morgan Stanley European Financials Conference in London. His comments will contain no material new information.

This will be available via live webcast at 08:05 GMT with a replay accessible afterwards.

Webcast link: http://edge.media-server.com/m/p/j44hb3ze

-Ends-
For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Will Bowen
+44 (0)207 116 5752	+44 (0)203 134 7744

About Barclays

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Exhibit No. 10

NOTICE TO HOLDERS OF EUR 2,925,000 FLOATING RATE NOTES DUE APRIL 2015 (the "Securities") ISSUED PURSUANT TO THE BARCLAYS BANK PLC GLOBAL STRUCTURED SECURITIES PROGRAMME BASE PROSPECTUS DATED 5 AUGUST 2009 (the "Base Prospectus") (ISIN Code: XS0500174601/ Common Code: 050017460)

This notice to holders of the Securities relates to both amended final terms dated 20 March 2015 (the "Amended Final Terms"), replacing respectively the original final terms of Tranche 1 dated 12 April 2010 and the original final Terms of Tranche 2 dated 16 April 2010 (together the "Original Final Terms").

Pursuant to Condition 20.1 of the Base Conditions, the following provision has been amended in the Amended Final Terms to cure a defective provision.

In Part A, paragraph 20(i) Minimum Interest Rate, "N/A" has been deleted and "1.70 per cent." has been inserted in its place.

In Part A, paragraph 20(ii) Maximum Interest Rate, "1.70 per cent" has been deleted and "N/A" has been inserted in its place.

In all other respects, the Conditions of the Securities will remain in full effect.

Capitalised terms used but not otherwise defined herein shall have the meanings given to them in the Amended Final Terms, as read in conjunction with the Base Prospectus.

The date of this notice is 20 March 2015.

Barclays Bank PLC

Exhibit No. 11

Publication of Prospectus

The following prospectus (the "Prospectus") has been approved by the Commission de Surveillance du Secteur Financier as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Prospectus, dated 17 March 2015, relating to the issuance of EUR 35,000,000 Fixed to Quarterly Decompounded Floating Rate Notes due 18 March 2030 (the "Securities" or the "Notes") Series NX000167499

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/drawdown-prospectuses/Drawdown-Prospectus-NX000167499.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 12

27 March 2015
NOTICE OF FINAL ISSUE SIZE
BARCLAYS BANK PLC (the "Issuer")

(Incorporated with limited liability in England and Wales)
________________________________________________________________
Issue of up to 100,000,000 iPath® S&P 500 VIX Short-Term Futures™ Total Return Index Linked Exchange Traded Notes due 2019
(the "Securities" or the "Notes")
(Series: NX000147886)
________________________________________________________________

Issued pursuant to the Global Structured Securities Programme

ISIN:	DE000BC1C7Q6

We refer to the prospectus dated 27 June 2014 (the "Prospectus") relating to the Securities. The Prospectus constitutes a prospectus for the purposes of Article 5.3 of Directive 2003/71/EC as amended by Directive 2010/73/EU (the "Prospectus Directive"). The Issuer hereby gives notice of the following information in accordance with Article 8(1) of the Prospectus Directive and the terms of the Prospectus:

Issue Size

The final amount to be issued is 20,000,000.

Capitalised terms not defined herein shall have the meaning given thereto in the Prospectus.

Exhibit No. 13

30 March 2015
Barclays PLC ("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

John McFarlane notified the Company on 30 March 2015 that on 30 March 2015 he had purchased 5,000 ordinary shares of the Company at a price of 2.474p per share on the London Stock Exchange. This purchase of shares ensured that Mr McFarlane meets his initial qualifying shareholding requirement.

Following this transaction, John McFarlane has a total beneficial interest in 6,015 ordinary shares in the Company.

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Will Bowen
+44 (0)20 7116 5752	+44 (0) 20 3134 7744

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 01, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 01, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary